UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On May 17, 2020, Bank of New York Melon transferred 810,500 ordinary shares, par value NIS 1.00 each, of Medigus Ltd., or the Company to the Company’s account for no consideration. The 810,500 ordinary shares we’re previously issued by the Company and deposited with the Bank of New York Melon in order to cover potential exercises of the Company’s outstanding warrants. In accordance with Israel’s Companies Law, 5759-1999, or the Companies Law, upon transfer to the Company the 810,500 became dormant shares. The 810,500 dormant shares we’re registered with the Tel Aviv Stock Exchange or TASE under security number 1166495, and constitute 0.68% of the Companies issued and outstanding share capital.

On June 1, 2020, the Company’s board of directors resolved to cancel the 810,500 dormant share in accordance with Section 308(a) of the Companies Law. As a result of such cancelation, the Company shall not own any other dormant shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 11, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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